Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Honeydrop, Inc.
22660 Pacific Coast Highway, Unit 103
Malibu, CA 90265
https://www.honeydrop.com/

Up to $1,069,999.70 in Common Stock at $0.70
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Honeydrop, Inc.
Address: 22660 Pacific Coast Highway, Unit 103, Malibu, CA 90265
State of Incorporation: DE
Date Incorporated: September 19, 2006

Terms:

Equity

Offering Minimum: $9,999.50 | 14,285 shares of Common Stock
Offering Maximum: $1,069,999.70 | 1,528,571 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.70
Minimum Investment Amount (per investor): $249.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

Time-Based

Super Early Bird

Invest in the first 48 hours and receive 15% Bonus Shares.

Early Bird

Invest in the first week and receive 10% Bonus Shares.

Friends & Family

Invest in the first two weeks and receive 5% Bonus Shares.

Amount-Based

Tier 1 | $249

Receive a case of Honeydrop lemonade.

Tier 2 | $500

Receive a case of Honeydrop + a Honeydrop t-shirt.

Tier 3 | $1,000

Receive 10% off for life + a case of Honeydrop + a tye die t-shirt.

Tier 4 | $2,500

Receive 5% Bonus Shares + lower tier perks.

Tier 5 | $5,000

Receive 10% Bonus Shares + lower tier perks.

Tier 6 | $10,000

Receive 15% Bonus Shares + lower tier perks.

Tier 7 | $15,000

Receive 20% Bonus Shares + lower tier perks.

Tier 8 | $20,000

Receive 25% Bonus Shares + lower tier perks.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Honeydrop, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.70 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Honeydrop was started as a vision to develop a brand of healthier lemonades containing just a teaspoon of pure raw honey, no refined sugars, made with five simple ingredients, and having just 4g of sugar per bottle. The company markets a line of handcrafted raw cold-pressed juices using medicinal raw honey. Manuka honey and most recently a line of lemonades made with Hemp CBD Extract.

Honeydrop's products are never heated and always kept refrigerated while having a 180-day shelf life.

Honeydrop was originally formed as Birch B LLC, a Delaware LLC, in 2006, the Company converted from an LLC to a Delaware C-Corp on July 12th, 2020.

Competitors and Industry

We compete In the $2B lemonade category and are merchandised with other cold-pressed lemonades and juices such as Suja and Evolution Fresh. We differentiate our

brand by using a drop of raw honey in our products. Raw honey naturally has trace vitamins and anti-oxidants. Not only is honey sweet to taste, but studies suggest raw honey may:

• Alleviate sore throats and coughs more effectively than most over-the-counter medicines

• Protect against chronic conditions such as diabetes, obesity, and hypertension

• Reduce swelling and scarring when used to treat wounds

• Reduce the effects of colitis

Our portfolio of lemonades consists of functional products such as our Turmeric Lemonade to products made with Hemp CBD. Our products sell for $3.49 for our traditional lemonades to $6.99 for our CBD products which are comparable to competitive Cold Pressed lemonades on a price per ounce basis. Our products are Paleo certified.

Current Stage and Roadmap

Our products are currently sold through key distributors and grocers around the country. In 2019, we achieved over $1 million in gross revenue of our products which was approximately over $800,000 in net revenue. With this capital raise, we are working on developing new products and implementing a lifestyle social marketing campaign to boost awareness and trial of our products. Long term, we are working on new processing technology to enhance our shelf life and be more economically appealing for eCommerce orders.

Our current products include:

Cayenne Lemonade: The cold-pressed raw lemons combined with cayenne pepper act as a detoxifying agent that aids the liver in flushing out toxins

Lavender Lemonade: Fresh Brewed Lavender flowers combined with our cold-pressed lemons make for the most relaxing, floral lemonade.

Turmeric Lemonade: We press fresh turmeric root into 14g of turmeric juice (which is a great anti-inflammatory herb) and combined it with Raw USA Honey and pressed lemons.

Passionfruit Lemonade: Cold-pressed passion fruit and lemons combine for a citrus flavor-packed with Vitamin-C that will keep your body moving.

Charcoal Lemonade: This detoxifying lemonade combines Activated Charcoal sourced from Coconut Shells and fresh lemons and raw honey.

Apple Ginger'ade: Our apple ginger booster is packed with raw Manuka Honey, a superfood that acts as a natural antibiotic. Additionally, our cold-pressed apples combined with fresh pressed ginger make for a spicy-sweet lemonade you will crave!

Hemp CBD Lemonade: In 2019 we launched a line of cold-pressed lemonades made with 20mg of CBD Hemp Extract. Like our other products, these SKUs contain just 4g of sugar per bottle and made with a teaspoon of raw U.S. honey. Our products include:

The Team

Officers and Directors

Name: David Luks

David Luks's current primary role is with Gamma Labs. David Luks currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Director
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Operations; David currently does not take any equity or salary compensation. David currently commits approximately 5 hours a week to his role at Honeydrop.

Other business experience in the past three years:

- **Employer:** Gamma Labs
  Title: Sales and Operating Advisor
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Advise on Sales and Production Strategies for the Company

Name: Andrew Lorig

Andrew Lorig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Day to Day Management of Marketing, Sales and Operations

Other business experience in the past three years:

- **Employer:** Honeydrop
  Title: Chief Marketing Officer
  Dates of Service: December 01, 2018 - June 01, 2020
  Responsibilities: Managed the marketing strategy of the company.

Name: Bill Davis

Bill Davis's current primary role is with Stance Capital. Bill Davis currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Advise Board on Key Business Matters

Other business experience in the past three years:

- **Employer:** Stance Capital
  Title: CEO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Management of Stance Capital

Name: Jeremy Friedman

Jeremy Friedman's current primary role is with Revitin. Jeremy Friedman currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Advise Board on Key Business Decisions

Other business experience in the past three years:

- **Employer:** Revitin
  Title: CEO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Oversees day to day operations at Revitin.

Name: Lane Cheek

Lane Cheek's current primary role is with Like Minded Entertainment. Lane Cheek currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director, Board Director
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Advise Board on Key Business Decisions. Lane Cheek is

receiving $60,000 in equity form for work between July 2020 - July 2021. The total # of shares is 86,705 shares which are vested monthly starting July 2020.

Other business experience in the past three years:

- **Employer:** Like Minded Entertainment
  Title: Producer
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Advise Board on Marketing Matters

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
The Company has yet to realize EBITDA from operations to date, and there is little likelihood that the Company will realize any EBITDA in the short term. Any profitability in the future will be dependent upon the successful manufacturing, distribution and marketing of the Company's products. Birch may not be able to successfully carry out its business. There can be no assurance that the Company will ever achieve EBITDA. Accordingly, the Company is a highly speculative venture involving significant financial risk.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our shelf stable lemonades using Pulse Technology. Delays or cost overruns in the development of our shelf stable lemonades using Pulse Technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company was formed on 01/01/09. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Honeydrop has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Honeydrop is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Honeydrop could harm our reputation and materially negatively impact our financial condition and business.

Cost Overruns or Manufacturing Delays
The Company may experience substantial cost overruns or delays in manufacturing its finished products and creating a strategy for future stages such as marketing and distributing its products, and the Company may not have sufficient capital to successfully complete the development, selling and marketing of its products. The Company may experience substantial cost overruns and delays in developing, manufacturing, marketing and distributing its products, and may not have sufficient capital to successfully complete its projects. The Company may not be able to manufacture or market its products because of industry conditions, general economic conditions, and/or competition from potential manufacturers and distributors. In addition, the commercial success of any product is often dependent upon factors beyond the control of the company attempting to market the product, including, but not limited to, market acceptance of the product and whether or not third parties promote the products through prominent marketing channels and/or other methods of promotion.

Reliance on Third-Parties For Future Research & Development
The Company is subject to risks associated with developing products, which could delay product introductions and result in significant expenditures. The Company continually seeks to refine and improve upon the physical attributes, marketing and distribution of its products. As a result, the Company's business is subject to risks associated with new product development, including its inability to source raw materials and ingredients, unanticipated manufacturing and distribution problems and the possible insufficiency of funds allocated for the completion of development of a particular product. The occurrence of any of these risks could cause a substantial change in the design, delay in the development, or abandonment of new products. Consequently, there can be no assurance that the Company will successfully develop products or successfully bring to market these new products. Additionally, there can be no assurance that, if developed, new products will meet the Company's current price or performance objectives, be developed on a timely basis or prove to be as effective as other products. The inability to successfully complete the development of a product, or a determination not to complete development of a product, particularly

in instances in which Birch has made significant expenditures, could have a material adverse effect on the Company's operating results.

Key Man Risk
The Company is dependent upon the services of Andrew Lorig. If Mr. Lorig's services were to become unavailable for any reason, the operation of the Company might be adversely affected in a material manner. The Company currently does not maintain key man life insurance on Mr. Lorig.

Changes to the Supply and Price of Raw Materials
The Company is dependent on a steady supply of raw materials to manufacture and distribute its products. The Company's principal raw materials are honey, fruit juice concentrates, tea leaves, natural flavors and colors, custom glass bottles, closures, labels and other packaging materials. Birch anticipates purchasing its raw materials from multiple suppliers. Though none of the materials or supplies anticipated to be used by the Company is presently in short supply, there have been instances of the inability by manufacturers to consistently source ingredients and raw materials. Additionally, the supply and cost of specific materials could be adversely affected by price changes, weather conditions, strikes, governmental controls, fluctuation in oil and other commodity prices or other factors. In addition, honey bees have been susceptible to certain maladies and disorders, including "colony collapse disorder" which killed off more than a third of commercial honey bees in the U.S. in 2007 and 2008. A decrease in the population of honey bees would likely cause an increase in the price of and/or an interruption in the supply of, honey. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on the Company's business and financial results.

Need for Additional Funds
The Company's ability to access capital will depend on its success in implementing its business plan. Additionally, it will depend upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the implementation of the business plan could be delayed and, accordingly, the implementation of the business strategy would be adversely affected.

Inability To Manage Growth
The Company may be unable to manage its growth. The Company may be unable to successfully manage its growth, which could place a strain on management, operations and financial resources. The Company cannot assure investors that its operating and financial systems, administrative infrastructure, planned production capacity, facilities and personnel will be adequate to support its future operations or to effectively adapt to future growth. If the Company cannot manage its growth effectively, its business may be harmed.

Inability To Manage Inventory
If the Company does not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, its inventory levels will not be appropriate and its results of operations may be negatively impacted. If the Company

fails to meet its delivery schedules, it could damage its relationships with distributors and/or retailers, increase its shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver its products on a timely basis, the Company needs to maintain adequate inventory levels of the desired products. If the inventory of its products held by its distributors and/or retailers is too high, they will not place orders for additional products, which would unfavorably impact the Company.

Reliance on Third Parties to Manufacture and Distribute

The Company does not directly manufacture or distribute products, but instead outsources such manufacturing to bottlers and other contract packers and sells its products to distributors who sell to retailers. If the Company is unable to enter into manufacturing or distribution agreements, or if the manufacturing and distribution agreements are not satisfactory, the Company may not be able to develop or commercialize its products as planned or in a timely manner. In addition, the Company may not be able to contract with third parties to manufacture its products in an economical manner.

Competitive Landscape

The liquid refreshment beverage industry is highly competitive and although the Company believes its products offer unique advantages, the Company cannot guarantee that these unique features are enough to effectively capture a significant enough market share to successfully launch and sustain the Company's products. The Company expects to compete for customers with a number of beverage and liquid refreshment manufacturers, both those that offer products already accepted by the marketplace and also those that offer products that make claims similar to those of our proposed products. There is no guarantee the company can convert consumers to habitually purchase its products. To be competitive, the Company must invest significant resources in research and development, sales and marketing, and customer support. The Company may not have sufficient resources to make these investments or to develop the marketing or distribution channels necessary to be competitive, which in turn will cause its business to suffer and restrict profitability potential.

Changing Consumer Preferences

Changes in consumer preference may reduce demand for the Company's products. Consumers are constantly seeking greater variety in their food and beverage offerings. The Company's future success will depend, in part, upon its continued ability to develop and introduce different and innovative beverages. In order to retain and expand its market share, the Company must continue to develop and introduce different innovative beverages although there can be no assurances of its ability to do so. There can be no assurance that consumers will purchase its products. The beverage industry is subject to changing consumer preferences, and shifts in consumer preferences may adversely affect the Company if it misjudges such preferences. The Company may be unable to achieve volume growth through product and packaging initiatives. The Company also may be unable to penetrate new markets. If the Company's revenues decline, its business, financial condition and results of operations will be adversely affected.

Climate Change

Climate change may negatively affect the Company's business. There is concern that a gradual increase in global average temperatures could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changing weather patterns could result in decreased agricultural productivity in certain regions, which may limit availability or increase the cost of certain key ingredients in the Company's products. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt the Company's supply chain or impact demand for the Company's products. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. As a result, the effects of climate change could have a long-term adverse impact on the Company's business and its results of operations. Sales of the Company's products may also be influenced to some extent by weather conditions in the markets in which the Company operates. Weather conditions may influence consumer demand, which could have an adverse effect on the Company's results of operations.

Regulatory Risk

As a producer of food products, the Company is subject to production, packaging, quality, labeling and distribution standards in each of the jurisdictions where the Company has operations, including those of the U.S. Food, Drug and Cosmetics Act. The Company believes that its current legal compliance program adequately address these concerns and that the Company is in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by the Company or otherwise have a material adverse effect on its business, financial condition and results of operations.

Product Liability

The Company may be liable for product liability claims. The Company presently maintains product liability insurance up to $5,000,000. The Company may be liable for claims in excess of $5,000,000 if the consumption of any of its products causes injury, illness or death. The Company also may be required to recall certain of its products that become contaminated or are damaged or mislabeled. Inability to obtain sufficient insurance coverage in the future at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of its product. The Company cannot assure you that it will be able to obtain or maintain adequate coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Moreover, even if the Company maintains adequate insurance, any successful claim could materially and adversely affect the Company's reputation and prospects, and divert management's time and attention. The Company is not currently aware of any material product liability claim against it or product recall that may be required. However, a significant product liability judgment against Birch or a widespread product recall could have a material adverse effect on the business, financial condition and results of operations of the Company. If the Company is sued for any injury allegedly caused by its current or future products, the Company's liability could exceed its total assets and its ability to pay the liability.

Intellectual Property Infringement Claims
The Company may be involved in lawsuits or proceedings to protect or enforce its intellectual property rights or to defend against infringement claims, which could be expensive and time consuming. Litigation may be necessary in the future to enforce the Company's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and management attention. In addition, in any of these proceedings, a court may decide that its intellectual property rights are not valid or are unenforceable or may refuse to stop the other party from using the intellectual property at issue. An adverse determination of any litigation or defense proceedings could put the use of one or more of its products at risk of being invalidated. In addition, the Company may be enjoined from marketing one or more of its products if a court finds that such products infringe the intellectual property rights of a third party.

Protection of Intellectual Property
If the Company is unable to obtain and maintain protection of its intellectual property, the value of its products may be adversely affected. The Company's business is dependent in part upon the Company's ability to use intellectual property rights to protect its products from competition. To protect its products, the Company has and in the future intends to rely on a combination of trademark, copyright, trade dress, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with any employees and contractors, and confidentiality agreements and protective contractual provisions with any partners, licensors and other third parties. These methods, however, afford the Company only limited protection against competition from other products.

Uncertain economic, credit and political environment
The current global economic, credit and political climate is one of uncertainty. Prior acts of terrorism in the United States, the threat of additional terrorist strikes and the fear of a prolonged global conflict as well as the current Global Pandemic from COVID-19 have exacerbated volatility in the financial and credit markets and can cause consumer, corporate, and financial confidence to weaken, increasing the risk of a "self-reinforcing" economic downturn. A climate of uncertainty may reduce the availability of potential investment opportunities and increase the difficulty of modeling market conditions, reducing the accuracy of the financial projections or may make it difficult or commercially impracticable to obtain credit. Furthermore, such uncertainty may have a material adverse effect upon the results of operations of the Company.

No guaranteed return on investment
No assurance can be given that you will realize a return on your investment or that you will not lose your investment completely. For this reason, you should read this Memorandum, the Subscription Agreement, the Operating Agreement and all of their exhibits carefully, and should consult with your personal attorney, accountant and business advisor prior to making any investment decision.

No distributions planned in the near future
The Company expects that it may not be profitable in the near future and thus does not anticipate declaring or paying any cash distributions in the near future. If the Company becomes profitable, it will likely reinvest those profits for the foreseeable future.

Company with Limited Operating History
We are reliant on one main type of service and have limited operating history. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a small business and the competitive category in which the Company operates.

Limited Operating History
The Company has no track record that would provide a basis for assessing its ability to conduct successful and profitable business activities. Honeydrop may not be successful in carrying out its business objectives. The revenue and income potential of its proposed business and operations are unproven as the lack of operating history makes it difficult to evaluate the future prospects of its business. There is nothing at this time on which to base an assumption that its business operations will prove to be successful or that the Company will ever be able to operate profitably. Accordingly, the Company has a limited track record of successful business activities, strategic decision-making by management, fund-raising ability, and other factors that would allow an investor to assess the likelihood that it will be successful in commercializing its products. There is a substantial risk that Honeydrop will not be successful in implementing its business plan, or if initially successful, in thereafter generating greater operating revenues or in achieving profitable operations.

Cost Overruns or Manufacturing Delays
Honeydrop may experience substantial cost overruns or delays in manufacturing its finished products and creating a strategy for future stages such as marketing and distributing its products, and the Company may not have sufficient capital to successfully complete the development, selling and marketing of its products. The Company may experience substantial cost overruns and delays in developing, manufacturing, marketing and distributing its products, and may not have sufficient capital to successfully complete its projects. The Company may not be able to manufacture or market its products because of industry conditions, reliance on third party plants, general economic conditions, and/or competition from potential manufacturers and distributors. In addition, the commercial success of any product is often dependent upon factors beyond the control of the company attempting to market the product, including, but not limited to, market acceptance of the product and whether or not third parties promote the products through prominent marketing channels and/or other methods of promotion

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Lorig	6,101,878	Common Stock	24.7
David Luks	6,034,140	Common Stock	24.5

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,528,571 of Common Stock.

Common Stock

The amount of security authorized is 27,000,000 with a total of 24,671,280 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Units (Former LLC now Common Stock)
  Type of security sold: Equity
  Final amount sold: $5,671,723.00
  Number of Securities Sold: 7,206,684
  Use of proceeds: Marketing, Sales and Operating the Company
  Date: February 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Net revenue after discounts and allowances for the fiscal year 2020 was $418,378 vs $829,515 for the fiscal year 2019. The -49.5% decrease can be attributed due to COVID 19 as the company was unable to sell its perishable products to numerous independent retailers who ceased operations beginning March, 2020, especially in NYC where the company has its largest concentration of business. In 2019, the company formed distribution partnerships with craft beer distributors to sells its CBD Hemp Lemonades. Unfortunately COVID 19 impacted these distributors who also ceased operations as on-premise accounts (aka bars) closed in March, 2020 which removed a revenue stream in 2020 that the company had in 2019. Lastly, traffic at such stores as Whole Foods decreased significantly due to COVID 19 as consumers shifted their spending to eCommerce and same day shopping (Instacart and Amazon Fresh). Unfortunately, the company did not have its perishable products setup on Amazon during the start of COVID 19 which further reduced sales. The company realized $221,388 in gross profit in FY2020 vs $387,896 in FY2019. Though the company realized lower gross profit due to lower absolute lower sales, as a % of gross revenue, the company's gross margins actually increased to 44% in FY2020 vs 33% in FY2019 as the company was able to drastically decrease its discounts and allowances to retailers to 17% of gross revenue in FY2020 from 29% in FY2019.

Historical results and cash flows:

Fast-growing beverage companies typically operate below break-even EBITDA as they grow their brand and spend a large portion of revenue on sales and marketing. We feel our growing consumer awareness and adoption of our products will lead to more favorable COGS and position the company to realize positive EBITDA in the future. The company has yet to realize positive net income or cash flow since its inception. Investors should expect continued net income losses and negative net cash from operating activities in the future, similar to historical results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has a $140,000 credit line with American Express. The company has zero debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this capital raise are critical to our company's operations including helping to produce our current cold pressed lemonades as well as helping launch future product innovations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Fund from this campaign are necessary for the viability of the company. Of the total funds the company has, over 90% of funds raised through this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect the company to be able to operate for 6 months before needing additional capital if we raise the minimum allowable equity with this raise.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will need to raise further capital in the future. We believe the company will be able to operate for 24 months if we raise our full $1,070,000 capital raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has also been speaking with its largest exisiting shareholders about continue to invest in the company's success.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,269,896.00

Valuation Details:

The Company determine its pre-money valuation based on multiple factors. First, our pre-money valuation is based on having 24,671,280 fully diluted common shares at $0.70 a share. We are raising capital at our current share price. We also analyzed comparable functional food and supplement companies that have raised, or are currently raising capital with over $1M in revenue at a $20M valuation.

Second, another cold-pressed beverage company raised capital at a $22M pre-money value last year when doing less than $1M in revenue. Lastly, the public markets are recognizing beverage companies such as Celsius with a market capitalization at 22x revenue.

The company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. The company currently does not have any preferred stock, any oustanding options, warrants, or other securities with a right to acquire shares are exercised, nor any shares reserved for issuance under a stock plan issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  Use of proceeds will go to marketing and fulfilling orders of our current

lemonade lines as well as innovating new product lines and merchandise sold on our eCommerce platform.

If we raise the over allotment amount of $1,069,999.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  70.0%
  Funds will be used to develop and launch new products as well as execute an influencer marketing campaign to raise awareness and trial o our products

- *Research & Development*
  6.5%
  We will use funds on research and development of new products

- *Working Capital*
  20.0%
  We will use funds to help manage our working capital to ensure we always have adequate inventory of our products on hand

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.honeydrop.com/ (www.honeydrop.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/honeydrop

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Honeydrop, Inc.

[See attached]

HONEYDROP, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Honeydrop, Inc.
New Castle Country, Delaware

We have reviewed the accompanying financial statements of Honeydrop, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 23, 2021
Los Angeles, California

Honeydrop, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	5,056	$	44,281
Inventories		438,718		448,089
Accounts receivable—net		46,402		107,277
Prepaids and other current assets		28,169		23,981
Total current assets		**518,345**		**623,628**
Property and equipment, net		3,023		8,551
Other Asset		9,475		9,475
Total assets	**$**	**530,843**	**$**	**641,654**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	536	$	536
Credit Card		2,977		9,574
Current portion of Loan		-		1,411
Other current liabilities		637		637
Total current liabilities		**4,150**		**12,158**
Auto loan		-		-
Total liabilities		**4,150**		**12,158**
MEMBERS' EQUITY				
Members Equity		-		5,345,416
Common Stock		2,467		-
Equity Crowdfunding-Common Stock		13		-
Equity issuance costs		(7,016)		-
Additional paid in capital		608,593		-
Retained earnings/(Accumulated Deficit)		(77,365)		(4,715,919)
Total members' equity		**526,693**		**629,496**
Total liabilities and members' equity	**$**	**530,843**	**$**	**641,654**

See accompanying notes to financial statements.

Honeydrop, Inc.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	Predecessor - Birch B LLC Jan 1 - July 20 2020	Successor - Birch B Inc. July 20 - December 31 2020	Combined 2020	2019
(USD $ in Dollars)				
Net revenue	$ 265,422	$ 152,956	$ 418,378	$ 829,515
Cost of goods sold	162,624	34,366	196,990	441,620
Gross profit	102,798	118,590	221,388	387,896
Operating expenses				
General and administrative	188,895	151,259	340,153	692,886
Research and development	10,000	1,690	11,690	10,810
Sales and marketing	25,731	43,006	68,737	45,908
Total operating expenses	224,625	195,955	420,580	749,604
Operating income/(loss)	(121,828)	(77,365)	(199,192)	(361,709)
Interest expense	-	-	-	-
Other Loss/(Income)	-	-	-	-
Income/(Loss) before provision for income taxes	(121,828)	(77,365)	(199,192)	(361,709)
Provision/(Benefit) for income taxes	-	-	-	-
Net income/(Net Loss)	**$ (121,828)**	**$ (77,365)**	**$ (199,192)**	**$ (361,709)**

See accompanying notes to financial statements.

Honeydrop, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands, $US)	Members' Equity	Common Stock		Equity Crowdfunding-		Equity Issuance	Additional Paid in Capital	Accumulated Deficit	Total Equity
		Shares	Amount	Shares	Amount				
Balance—December 31, 2018	**$ 5,074,460**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ -**	**$ (4,354,211)**	**$ 720,250**
Net income/(loss)	-	-	-	-	-	-	-	(361,709)	(361,709)
Contribution	270,955	-	-	-	-	-	-	-	270,955
Balance—December 31, 2019	**$ 5,345,415**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ -**	**$ (4,715,919)**	**$ 629,496**
Distribution LLC	(37,623)	-	-	-	-	-	-	-	(37,623)
Contribution into LLC	58,000	-	-	-	-	-	-	-	58,000
Net income/(loss) LLC								(121,828)	(121,828)
Conversion from LLC to C corp	(5,365,793)	24,671,280	2,467	-	-	-	525,579	4,837,747	0
Capital raised on Crowdfunding	-	-	-	133,200	13	(7,016)	83,015	-	76,013
Net income/(loss) C Corp	-	-	-	-	-	-	-	(77,365)	(77,365)
Balance—December 31, 2020	**$ -**	**24,671,280**	**$ 2,467**	**133,200**	**$ 13**	**$ (7,016)**	**$ 608,593**	**$ (77,365)**	**$ 526,693**

See accompanying notes to financial statements.

Honeydrop, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (199,192)	$ (361,709)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	5,529	4,276
Bad debt expense	-	33,176
Changes in operating assets and liabilities:		
Inventory	9,371	32,837
Accounts receivable—net	60,874	43,301
Prepaids and other current assets	(4,188)	-
Other Asset	-	-
Accounts payable	(1)	0
Credit Card	(6,597)	9,574
Other current liabilities	-	-
Net cash provided/(used) by operating activities	**(134,204)**	**(238,545)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(12,827)
Net cash provided/(used) in investing activities	**-**	**(12,827)**
CASH FLOW FROM FINANCING ACTIVITIES		
Contribution	58,000	270,955
Distribution	(37,623)	-
Capital raised on Crowdfunding	76,013	-
Auton loan	-	(1,411)
Loan repayment	(1,411)	(4,706)
Net cash provided/(used) by financing activities	**94,979**	**264,839**
Change in cash	(39,225)	13,467
Cash—beginning of year	44,281	30,814
Cash—end of year	**$ 5,056**	**$ 44,281**

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Honeydrop, Inc., was previously known as Birch B, LLC was originally formed on September 19, 2006 in the state of Delaware. On July 20, 2020, Birch B, LLC converted to Honeydrop, Inc., a Delaware C Corporation. The financial statements of Honeydrop, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New Castle Country, Delaware.

Honeydrop Beverages is an all-natural line of honey infused teas and juices. Each bottle contains one full tablespoon of pure honey (never any refined sugars!) and weighs in at 100 calories or less. Honeydrop donates 1% of proceeds to local beekeepers throughout the country to help battle Colony Collapse Disorder (CCD), an epidemic threatening the global bee population.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
2007 Toyota Prius	20 years
2014 Jeep Cherokee	20 years
Automobile	20 years
Chevy Astro Van 2005	20 years
FS-30 Cold Press Juicer	5 years
Furniture and Equipment	5 years
Label Development	5 years
Label Equipment	5 years
Website Development	3 years
Custom Glass Mold	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Honeydrop, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences

between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its teas and juices products.

Cost of sales

Costs of goods sold include the cost of goods sold, freight and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $68,737 and $45,908, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2020		2019
Finished Goods	$	428,251	$	437,622
Raw Materials		10,467		10,467
Total Inventories	**$**	**438,718**	**$**	**448,089**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2020		2019
Prepaid Expenses and Other Current Assets consist of:				
Prepaid Juices	$	28,169	$	23,981
Total Prepaids Expenses and Other Current Assets	**$**	**28,169**	**$**	**23,981**

As of Year Ended December 31,		2020		2019
Other Assets consist of:				
Security Deposit	$	9,475	$	9,475
Total Other Assets	**$**	**9,475**	**$**	**9,475**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2020		2019
Other Current Liabilities consist of:				
Payroll Liabilities		637		637
Total Other Current Liabilities	**$**	**637**	**$**	**637**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
2007 Toyota Prius	$	6,000	$	6,000
2014 Jeep Cherokee		37,587		37,587
Automobile		27,857		27,857
FS-30 Cold Press Juicer		22,665		22,665
Furniture and Equipment		6,896		6,896
Label Development		39,100		39,100
Label Equipment		3,704		3,704
Website Development		77,271		77,271
Custom Glass Mold		67,620		67,620
Property and Equipment, at Cost		**288,700**		**288,700**
Accumulated depreciation		(285,677)		(280,149)
Property and Equipment, Net	**$**	**3,023**	**$**	**8,551**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,529 and $4,276 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 27,000,000 shares of common stocks 0.00001 par value. As of December 31, 2020, and December 31, 2019, 24,671,280 shares of common stocks have been issued and are outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (34,416)	$ -
Valuation Allowance	34,416	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (34,416)	$ -
Valuation Allowance	34,416	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $121,828, and the Company had state net operating loss ("NOL") carryforwards of approximately $121,828. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2020 and 2019, the company paid month to month rent for an office space to WeWork.

Rent expense for the fiscal years 2019 and 2018 was $1,616 and $4,124, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 23, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $199,192, an operating cash flow loss of $134,204 and liquid assets in cash of $5,056, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Honeydrop

From the Bee To The Bottle


Honey drop.

Website Malibu, CA FOOD & BEVERAGE

We make premium cold-pressed Lemonades made with a "drop" of Raw Honey while containing just 4g of sugar & 16 calories per bottle.

$253,629 raised

292 Investors	$17.3M Valuation
$0.70 Price per Share	$249.20 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	3 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 14 Comments Follow

Reasons to Invest

- Honeydrop's products are distributed & supported all across the New York tri-state area with the largest premium beverage distributor in the region as well as nationally with warehouse distributors.
- Honeydrop is developing multiple innovative shelf-stable products across a number of new categories available to ship via eCommerce & set to launch over the next year.
- Honeydrop has built a cult following of celebrity & socially influential fans who continue to organically support us & who we plan to work with across a number of new exciting marketing campaigns to promote brand awareness going forward.


Honey drop.
LEMONADE

Rewards

Get rewarded for investing more into Honeydrop:

$249+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$249+
Investment
Tier 1
Receive a case of Honeydrop lemonade.

$500+
Investment
Tier 2
Receive a case of Honeydrop + Honeydrop t-shirt.

$1,000+
Investment
Tier 3
Receive 10% off for life + a case of Honeydrop + tye die t-shirt.

$2,500+
Investment
Tier 4
Receive 5% Bonus Shares + lower tier perks.

$5,000+
Investment
Tier 5
Receive 10% Bonus Shares + lower tier perks.

$10,000+
Investment

Tier 6

Receive 15% Bonus Shares + lower tier perks.

$15,000+
Investment

Tier 7

Receive 20% Bonus Shares + lower tier perks.

$20,000+
Investment

Tier 8

Receive 25% Bonus Shares + lower tier perks.

ABOUT OUR HIVE

From the Bee to the Bottle

Honeydrop is a fun, active lifestyle brand made with the highest quality ingredients with the goal of supporting your healthy lifestyle while trying to leave the planet a better place than how we found it. Honeydrop's cold-pressed lemonades are never heated, made with just a drop of raw honey, and contain just 4g of sugar & 16 calories per bottle. Our fresh pressed lemons provide Vitamin C in every bottle while our functional ingredients like Turmeric, Passionfruit, Lavender all provide added benefits. Additionally, we support our most important partner, the bee population, by providing funds from every bottle purchased to build new beehives in an effort to fight colony collapse disorder. Bees pollinate 1/3rd of all produce. No bees, no produce, no animals, no humans! Come join our team!



OUR TRACTION

Our products line the shelves of retailers like Whole Foods, Fairway, CVS, and more

We launched Honeydrop in Brooklyn, New York & with the limited capital expanded across the tristate area, opening up chains such as Whole Foods, Fairway, Kings, Shop Right, Citarella, Duane Reade & Walgreens in partnership with a leading beverage distributor. We then began moving into Southern California launching with Erewhon & Lazy Acres Market. We have realized over $8 million in lifetime sales with over $1.1M in gross revenue coming in 2019 from less than +600 retail locations.


2014
Honey drop.
Launched In New York
15-17
Expanded to New Jersey & Connecticut
2018
Expanded to California & Texas
2019
Launched a Line of 25mg Hemp CBD Lemonade
evo hemp

With a strong beachhead in New York, New Jersey, and Connecticut and expanding presence in Southern California, we plan to go deep in these markets and build a strong social following for Honeydrop.


$8 MILLION
LIFETIME GROSS REVENUE
$1.1MILLION
2019 GROSS REVENUE

THE MARKET

The lemonade market is expected to grow at 6.8%

The lemonade drinks market is expected to grow 6.8% CAGR from 2020 – 2025 as consumers recognize the benefits that fresh lemons offer such as rich in Vitamin-C without compromising taste. The lemonade market has traditionally been dominated by highly processed brands that use juice concentrates, flavors, and high fructose corn syrup to sweeten their drinks.


U.S. CARBONATED SOFT DRINK CONSUMPTION
(GALLONS PER PERSON)
-25% PER CAPITA CONSUMPTION
53
45.5
42.1
40.7
38.87
2000
2010
2013
2015
2018
LEMONADE MARKET SIZE
+ 6.8% CAGR
$11.4B
2019
2020
2025

(Source 1 & Source 2)


Honey drop.
4g of Sugar
16 Calories
Carbonated Drinks & Sodas
40g of Sugar
140 Calories
Lemonade Competitors
16-75g of Sugar
80-280 Calories

(Source 1 & Source 2)

What was once old is now new again as lemonades are poised to be today's healthier beverage as consumers move away from drinking carbonated soft drinks!

Honey consumption also continues to increase as consumers seek alternatives to high fructose corn syrups and white refined sugars and resonate with the benefits of raw honey.

Lastly, the benefits of manuka honey and its anti-bacterial properties continue to grow. In FY2017, manuka honey exports from New Zealand soared 41% vs 2016!







HOW WE ARE DIFFERENT

One of the only cold-pressed lemonades



Cold Pressed;
Never Heated
Just a Teaspoon
of Raw Honey
Only 4g of sugar &
16 calories per bottle


Made with fresh lemons, herbs
Never From Concentrate
Raw Honey naturally has trace vitamins and anti-oxidants; Does not spike blood sugar
180 day shelf life if refrigerated
$2.99 - $3.99 suggested selling price

Our low sugar lemonades are made with a “drop” of the purest raw honey while containing just 4g of sugar per bottle. Unlike highly processed lemonades on the market containing between 30 to 50g of sugar per bottle, Honeydrop uses no preservatives, colors, or added flavoring in our products to provide you the purest functional lemonade found on store shelves today. Additionally, we never heat our products maintaining the highest nutritional value possible. Many of our competitors claim to be cold-pressed while in fact pasteurizing their liquid.

THE BUSINESS MODEL

Blended average of 47% margins and $3.49 MSRP

Not only have we designed and manufactured a product that people love, alongside a mission of sustainability, but our blended average of 47% margins allows us to beat out the competition and reinvest in our business to produce and innovate along new product lines and ideas.


$2.99 - $3.99
price per bottle
47% profit margin



OUR LEADERSHIP

Seasoned veterans of the beverage industry

Our operating team and Board have a combined +50 years of experience working in food and beverage companies such as Frito Lay, PepsiCo, and Anheuser Busch. Our marketing team has significant experience in developing influential content that spans all medium including movies.

WHY INVEST

Invest in Honeydrop and help save our bees

Joining the Honeydrop Team means not only growing a fun and active lifestyle brand but also helping to contribute to important causes including fighting Colony Collapse Disorder, a deadly disease that has decreased the bee population by over 1/3rd. Bees pollinate 1/3rd of all produce including 100% of Almonds and Avocados. Supporting the bee population means you are supporting the future growth of our produce supply chain!

In the Press

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Meet Our Team





Andrew Lorig

President & CEO

Andrew is the President of Honeydrop where he is responsible for the marketing, sales, and overseeing operations for the company. Andrew has over 10 years of traditional beverage marketing and sales experience. He was previously CMO of Honeydrop where he passionately led the marketing for the company including ideating and creating new SKUs and forming partnerships with influencers and celebrities to generate buzz for the company. He also has experience managing and working with our largest distributors in NY and Los Angeles.

David Luks

Founder & Board Director

David has over 20 years of CPG marketing and sales experience. He is the founder of Honeydrop, which he started after being diagnosed with cancer and wanting a low sugar lemonade with unrefined ingredients such as raw honey.

Previously, David spent over eight years with PepsiCo where he developed marketing campaigns, launched new products, and managed the P&L for Pepsi, Diet Pepsi, Pepsi's Energy Drink Portfolio, and SoBe Beverages

Prior to PepsiCo, David worked with ACNielsen, where he provided market research and consulted for such CPG clients as Colgate Palmolive, the Hain Food Group, and Revlon.

David currently works as an advisor for CPG brands in the supplement and plant protein spaces.



Jeremy Friedman

Board Director

Jeremy is currently COO of Revitin, an early-stage health care company focused on the oral microbiome and products that nurture the mouth's native bacteria for optimal health. He is also a Managing Director at Green Circle Capital, an investment bank focused on M&A and capital raises in the health and wellness space. Previously he spent seven years on the buy-side, investing in the health and wellness industry, as well as special situations, where he worked for the family office Palm Ventures and the venture fund New Ground Ventures. Previously he spent 10 years at Bear Stearns and the boutique bank Integrated Finance where he focused on M&A. Prior to investment banking, Jeremy worked in Mexico City as a management consultant for a spin-off of Booz Allen Hamilton. He earned a B.A. from Stanford University and an MBA from the University of Chicago.



Bill Davis

Board Director

Bill is the Managing Director for Stance Capital, LLC. Prior to Stance, Mr. Davis was co-founder and Managing Director of Empirical Asset Management, and Portfolio Manager on EAM Sustainable Equity, a strategy he launched in 2014. Prior to co-founding Empirical, he was the founder and CEO of Ze-gen, a venture and private equity-backed renewable energy company. Mr. Davis received a B.A. from Connecticut College, and his career in business has included serving as CEO or founder of numerous companies including Database Marketing Corporation in 1986, Holland Mark in 1997, and Cambridge Brand Analytics in 2003. He is Vice-Chair of Impact Infrastructure, LLC, and serves on not-for-profit boards of Ceres and Seven Hills Global Outreach. He is a founding member of the President's Council of Ceres. Mr. Davis has taught at Columbia University Center for Environmental Research and Conservation, and guest lectured at Harvard College, Harvard Business School, MIT, MIT/Sloan, and Vanderbilt University.



Lane Cheek

Creative Director of Media Production, Board Director

Lane is a film and tv producer and writer. She began her career as one of the youngest members of IATSE working in Set Design, Art Coordinating, and Assistant Prop Master for shows like "Modern Family", "The Vampire Diaries" and "The Bachelor". She recently produced the show, "License to Kill", and the environmental documentary, "Our Planet 360". She is currently in pre-production on a drama feature set to shoot in California this fall and co-wrote a rom-com feature that she is producing with Resonate Entertainment. She serves as a judge at the Mammoth Film Festival and resides in Los Angeles. Lane is a producer for Like Minded Entertainment, and works for the company approximately 5 hours a week.



Taylor Frost

Creative Director of Brand Development

Drawing from her background in Apparel with a focus on Creative Direction, Taylor Frost joined the Honeydrop team in 2019. Throughout her career, she has played a key role in record sales increases and company pivots for her brands, which range from Fortune 50 to the startup world. From Show Me Your Mumu and Dillard's department stores, to beverage and small accessory categories, Taylor has extensive experience navigating the full B to C customer lifecycle. She specializes in creating content and executing campaigns that engage the customer to the point that they feel ownership in the brand lifestyle, and become loyal consumers. For Honeydrop, she is responsible for visuals, content creation and brand positioning along with the Marketing team.



Katie Durko

Advisor to Board of Directors

Katie Durko is the co-founder of The Edit, a female-founded creative social media agency that builds lifestyle, beauty, celebrity & fashion brands, as well as personalities into trending and relevant household names. Prior to the development of The Edit, with an extensive background in digital marketing, social media, and public relations, Katie worked with brands such as Burberry and Monique Lhuillier, helping leverage their brand presence to its fullest potential. In late 2015, she founded a boutique social media agency called The Social Kat, specializing in social media management for brands.

Offering Summary

Company : Honeydrop, Inc.

Corporate Address : 22660 Pacific Coast Highway, Unit 103, Malibu, CA 90265

Offering Minimum : $9,999.50

Offering Maximum : $1,069,999.70

Minimum Investment Amount (per investor) : $249.90

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 14,285

Maximum Number of Shares Offered : 1,528,571

Price per Share : $0.70

Pre-Money Valuation : $17,269,896.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

Time-Based

Super Early Bird

Invest in the first 48 hours and receive 15% Bonus Shares.

Early Bird

Invest in the first week and receive 10% Bonus Shares.

Friends & Family

Invest in the first two weeks and receive 5% Bonus Shares.

Amount-Based

Tier 1 | $249

Receive a case of Honeydrop lemonade.

Tier 2 | $500

Receive a case of Honeydrop + a Honeydrop t-shirt.

Tier 3 | $1,000

Receive 10% off for life + a case of Honeydrop + a tye die t-shirt.

Tier 4 | $2,500

Receive 5% Bonus Shares + lower tier perks.

Tier 5 | $5,000

Receive 10% Bonus Shares + lower tier perks.

Tier 6 | $10,000

Receive 15% Bonus Shares + lower tier perks.

Tier 7 | $15,000

Receive 20% Bonus Shares + lower tier perks.

Tier 8 | $20,000

Receive 25% Bonus Shares + lower tier perks.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Honeydrop, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.70 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

MANUKA HONEY WELLNESS SHOTS - Launching Summer 2021

13 days ago


Honey drop
CLEANSE
Honey drop
IMMUNITY
Honey drop
RESTORE
Honey drop
BOOST

Introducing Honeydrop's all new line of cold pressed Wellness Shots infused with the amazing benefits of Manuka Honey. This summer we will be launching 4 amazing options each packed with a spoonful of Manuka Honey, premium fresh ginger, & their own unique function designed to support a healthy lifestyle in this post covid world.

"Cleanse" - Cayenne & Charcoal

"Immunity" - Turmeric & Black Pepper

"Restore" - Apple-Ginger w. Propolis & Royal Jelly

"Boost" - Matcha Energy Shot

They will be available for presale May 2021 and will by shipping out to the public by July/August 2021.

INVEST TODAY!!! 🐝

Notice of Funds Disbursement

14 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Honeydrop has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Honeydrop be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

BEST ONLINE SALES QUARTER EVER!

28 days ago

Honeydrop finished Q1 2021 with a 374% increase in online sales from Q4 2020 & 199% increase from Q1 2019; our previous leading quarter in online sales. This marks Honeydrop's biggest online sales quarter to date since the brand was founded.
INVEST TODAY!


COLD-PRESSED
4
Honey drop
LEMONADE
PASSIONFRUIT
100% RAW U.S. HONEY

E-commerce in Q1 2021 up 345%

about 1 month ago

E-commerce in Q1 2021 up 345% from Q4 2020!



IT'S ALL ABOUT THE SHELF SPACE

about 1 month ago



THE MAGIC IS IN THE DROP.

about 1 month ago


Invest
in Premium,
Cold-Pressed
Lemonade Made
Straight from
Bee to Bottle
Honey drop.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Honeydrop has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Honeydrop be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

FOLLOW HONEYDROP ON TIKTOK

about 2 months ago

- Honeydrop is now on TikTok, Hit the link to follow us! https://vm.tiktok.com/ZMeMNWtUb/
-

NEW PRODUCTS SPRING 2021

2 months ago


COLD-PRESSED
Honey drop.
LEMONADE
CAYENNE

NEW HONEYDROP PRODUCTS

LAUNCHING SPRING 2021. 🐝🐝🐝

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Honeydrop has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Honeydrop be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Stefon J. 9 INVESTMENTS INVESTED 15 days ago
Tumeric is the worst!

ralph p. 20 INVESTMENTS INVESTED 19 days ago
Why are you worth 17 million dollars?

Andrew L. - Honeydrop 22 days ago
Perks will ship when the round closes.
Thank you for your patience.

Stefon J. 9 INVESTMENTS INVESTED 22 days ago
Waiting for the perks and an actual shipment.

marcia r. 1 INVESTMENT INVESTED a month ago
When will the perks be shipped?

Tuanunikka K. 7 INVESTMENTS INVESTED a month ago
I'm in!

Joseph S. 1 INVESTMENT INVESTED a month ago
Just curious as to when the perks will be shipped out? Really want my awesome hoodie and lemonade pack!

Boyer B. SE OWNER 31 INVESTMENTS INVESTED a month ago
Shelf space! Love it.

Stefon J. 9 INVESTMENTS INVESTED a month ago
I think you should sell a variety pack online and add the cbd one as well or keep it optional. Why cant I try out the CBD lemonade? Cant find it on your website. Also can I get free shipping to try out my investments.🤞

James R. 1 INVESTMENT 2 months ago
Hi. Can you explain how and when a return on investment is estimated. Thank you.

Dwayne S. 2 months ago
How do I know if this product is legit? I don't want invest online. I don't like using my credit card online

Robert F. 5 INVESTMENTS INVESTED 3 months ago
Hi Andrew,
Will you be using the Smartengine platform to keep the Honeydrop shares for each investor? Reason I ask is that it's not very appealing or useful yet. It's like a newspaper with shares owned at the end. Not a traditional trading account with shares owned by company. And hopefully shows value someday. Many investors will be asking where are the shares. Since display on the Smartengine website is not shareholder friendly. If you look for future funding, considering asking for few pennies more per share to get a custodial account that shows Honeydrop shares in a more traditional way. Subscription shares, and a multi page document is confusing.

Robert F. 5 INVESTMENTS INVESTED 3 months ago
Hi Andrew, thank you for responding. My status is "funds invested". I have my subscription. Been funds invested for over a month. I have a few other investment here and they transferred the shares to Carta before they closed funding once the funds where taken. I see that you are still open so I will wait for closure of funding like everyone else. But since you have reach funding minimum shares and a case of that wonderful lemonade is given. Thanks again for explaining the timing of this offering.
Bob

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

GRAPHIC: Honeydrop logo

GRAPHIC: David Luks - Founder and Board Member

VO: Hi, I'm David Luks & I am the founder and Board Member of Honeydrop Beverages. After spending over a decade of my life at large food and beverage companies where I marketed highly artificial food and beverages and being diagnosed with cancer; I decided to make a change in my life.

VO: After visiting my nutritionist and learning about the benefits of the Paleo diet and specifically the benefits of unrefined ingredients such as raw honey I decided to do some research and I learned that most food and beverages containing honey, actually contain highly refined sugars like white sugar and high fructose corn syrup and artificial flavoring.
With that, I started Honeydrop. A line of cold-pressed lemonades, made with a drop of raw honey, fresh fruits like passionfruit, herbs like turmeric, and teas like lavender.

VO: With the global lemonade market expected to grow 5% over the next five years our products are well-positioned to compete for consumer demand. Majority of lemonades on the market contain 30 to 50 grams of sugar per bottle while ours contain just 16 calories and have four grams of sugar. Additionally, it is important that we give back a Honeydrop which is why one percent of proceeds goes to our buy a bottle save the bee initiative where we donate proceeds to fight colony collapse disorder.

GRAPHIC: Andrew Lorig - President

VO: We launched Honeydrop in Brooklyn New York & with the limited capital we had compared to our competition, really tried to go as deep as possible in that very competitive market. We expanded across the tristate area, opening up chains such as Whole Foods, Fairway, Kings, Shop Right, Citarella, Duane Reade & Walgreens. We then began moving into Southern California launching with Erewhon & Lazy Acres Market. You can also find our lemonades in parts of New England, Florida & Texas. With very little capital raised & almost zero debt, we have done over 8 million in lifetime sales. Over the last three years, Honeydrop has been growing annually on average at 7.4% with almost zero marketing budget and extensive "out of stock" situations due to surging demand and limited capital to manage cash flow. We have a very hardworking and dedicated team with a combined 70 years of food and beverage experience in which every member has an ownership stake in the brand. We have built an extremely loyal following of consumers and influential fans who organically advocate for us across their social media platforms. Additionally, we are also working on a number of exciting new innovations across multiple categories set to launch over the next year.

VO: Honeydrop is a fun, active lifestyle brand on the rise made with the highest quality ingredients and a strong sales History in New York's highly competitive market but we have a long road in front of us. With these uncertain times, we are raising capital to continue to support & grow our current offerings with reinforced sales, expand our reach into other

markets, innovate new products & implement a new innovative marketing strategy to really get the word out there about our brand.

Thanks & Bee Well.

Graphic: Honeydrop logo. Bee a part of our family. Invest Today!

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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